Contacts: **Leiv Lea**
            Pharmacyclics, Inc.
            (408) 774-0330
            Carolyn Wang
            WeissComm Partners
            (415) 946-1065

Pharmacyclics Responds to Nasdaq Letter

SUNNYVALE, Calif., September 30, 2008 – Pharmacyclics, Inc. (Nasdaq: PCYC) today announced that it has provided Nasdaq with a plan and timetable as described below, which it believes will achieve compliance with Nasdaq Marketplace Rule 4350(d)(2), which requires Nasdaq-listed companies to have an Audit Committee consisting of at least three independent members.

On September 10, 2008, Christine A. White, M.D., Richard M. Levy, Ph.D., Miles R. Gilburne and Richard A. Miller, M.D. resigned from the Pharmacyclics Board of Directors. The remaining members of the Board of Directors, consisting of Mr. Robert W. Duggan and Mr. James L. Knighton, appointed Minesh Mehta, M.D. and Glenn C. Rice, Ph.D. to the Board. The Board further intends to appoint Cynthia Bamdad, Ph.D. and David Smith, Ph.D. to the Board following the expiration of a 10 day period pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended. It is anticipated that upon their appointment to the Board, Dr. Bamdad and Dr. Smith will be appointed to serve on the Audit Committee along with Mr. Knighton. Accordingly, at such time the Company anticipates that it will be in compliance with the Nasdaq Audit Committee requirements pursuant to Nasdaq Marketplace Rule 4350(d)(2).

Due to the Rule 14f-1 required 10-day notice period, the Board was not immediately able to fill the vacancies on the Audit Committee created by the resignations of Dr. White and Mr. Gilburne and on September 25, 2008 Pharmacyclics received a Nasdaq staff deficiency letter indicating that Pharmacyclics no longer complies with Nasdaq Marketplace Rule 4350(d)(2), which requires Nasdaq-listed companies to have an Audit

Committee consisting of at least three independent members. After reviewing the Company's plan, as described above, if the Nasdaq Staff determines that the plan does not adequately address the issues noted, the Company will receive notification that its securities will be delisted. At that time, the Company may appeal the Staff's determination to a Listing Qualifications Panel.

Robert W. Duggan, interim Chief Executive Officer of Pharmacyclics, stated "We expect the appointment of Dr. Bamdad and Dr. Smith to Pharmacyclics' Board of Directors to take place in early October. Upon their appointment, we also expect to appoint both of them to the Audit Committee, and at such time the Company will have a three-person Audit Committee that is in compliance with Nasdaq's listing requirements."

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and immune diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at http://www.pharmacyclics.com. Pharmacyclics®, and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

###